Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated July 23, 2021

Relating to Preliminary Prospectus dated July 22, 2021

Registration Statement No. 333-257443

Xponential Fitness, Inc.

10,000,000 Shares of Class A Common Stock

The following information relates only to the securities described below and should be read together with the preliminary prospectus dated July 22, 2021 (the “preliminary prospectus”). The following information supplements and updates the information contained in the preliminary prospectus. The preliminary prospectus was included in the Registration Statement on Form S-1 (File No. 333-257443), which may be accessed through the following link:

https://www.sec.gov/Archives/edgar/data/0001802156/000119312521221333/d753938ds1a.htm

Issuer:	Xponential Fitness, Inc., a Delaware corporation

Ticker / Exchange:	XPOF / The New York Stock Exchange

Title of Securities:	Class A Common stock, $0.0001 par value per share, of the Issuer (“Class A Common Stock”)

Size:	$120,000,000 (or $138,000,000 if the underwriters exercise their option to purchase additional shares in full)

Shares Offered and Sold:	10,000,000 shares of Class A Common Stock (or 11,500,000 shares of Class A Common Stock if the underwriters exercise their option to purchase additional shares in full)

Initial Price to Public:	$12.00

Pricing Date:	July 22, 2021

Trade Date:	July 23, 2021

Settlement Date:	July 27, 2021

CUSIP:	98422X101

Use of Proceeds:

We estimate that our net proceeds from this offering will be approximately $111.9 million (or approximately $128.7 million if the underwriters exercise their option to purchase additional shares of Class A common stock in full), after deducting underwriting discounts and commissions of approximately $8.1 million (or approximately $9.3 million if the underwriters exercise their option to purchase additional shares of Class A common stock in full).

We will use all of the net proceeds from this offering (including a portion of the net proceeds received if the underwriters exercise their option to purchase additional shares of Class A common stock in full), together with the $200 million in proceeds we expect to receive from the sale of Convertible Preferred to (i) acquire newly issued Preferred Units and LLC Units (at a price per LLC Unit equal to the initial public offering price per share of Class A common stock after deducting underwriting discounts and commissions), (ii) purchase all of the shares of LCAT from LCAT shareholders for approximately $154.2 million and (iii) pay the H&W Cash Merger Consideration of approximately $11.7 million. We will acquire an additional $9.0 million of LLC Units from an affiliate of Anthony Geisler, our Chief Executive Officer, if the underwriters exercise their option to purchase additional shares of Class A common stock in full.

We will cause Xponential Holdings LLC to use the proceeds from the issuance of the LLC Units and Preferred Units to us (i) to repay approximately $115.4 million of outstanding borrowings under our Term Loan, including prepayment penalties, (ii) to pay fees and expenses of approximately $6.7 million in connection with this offering and the Reorganization Transactions, (iii) to pay approximately $20.5 million in the Class A-5 Unit Redemption for the Class A-5 Units redeemed from certain of the Continuing Pre-IPO Members, including affiliates of Anthony Geisler, our Chief Executive Officer and (iv) as $3.5 million for working capital.

We estimate that the offering expenses (other than the underwriting discounts and commissions) will be approximately $7.6 million, a portion of which have been previously paid. All of such offering expenses will be paid for by Xponential Holdings LLC.

Series A and Series A-1 Convertible Preferred Stock:	The Convertible Preferred will have an initial conversion price of $14.40.

Reserved Share Program:	At our request, the underwriters have reserved for sale, at the initial public offering price, up to 8% of the shares offered by this prospectus for sale to some of our directors, officers, employees, friends and family, business associates and related persons. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by the preliminary prospectus.

Lead Book-Running Managers:	BofA Securities, Inc., Jefferies LLC and Morgan Stanley & Co. LLC

Book-Running Managers:	Guggenheim Securities, LLC, Citigroup Capital Markets Inc. and Piper Sandler & Co.

Co-Managers:	Robert W. Baird & Co. Incorporated and Raymond James & Associates, Inc.

The Issuer has filed a registration statement (including the preliminary prospectus dated July 22, 2021) with the Securities and Exchange Commission (the “SEC”) for the offering of Class A Common Stock to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you these documents if you request them by contacting: (i) BofA Securities, Inc., Attn: Prospectus Department, NC1-004-03-43, 200 North College Street, 3rd Floor, Charlotte, NC 28255, email: dg.prospectus_requests@bofa.com; (ii) Jefferies LLC, Attn: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, telephone: (877) 821-7388, email: Prospectus_Department@Jefferies.com; or (iii) Morgan Stanley & Co. LLC, Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014.

This communication should be read in conjunction with the preliminary prospectus dated July 22, 2021. The information in this communication supersedes the information in the preliminary prospectus to the extent inconsistent with the information in the preliminary prospectus.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.